UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.          Eagleford Energy Inc. News Release as filed on SEDAR on August 27, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 27, 2012	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

Item 1

For immediate release

Eagleford Energy Announces Positive Results from Well

Drilled on its Murphy Lease

Toronto, Canada August 24, 2012 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the "Company”), announces that the Company’s wholly owned subsidiary, Dyami Energy LLC (“Dyami Energy”) has achieved its target depth in drilling an Eagle Ford shale test well, on its 2,637 acre Murphy Lease in Zavala County, Texas.

The well was drilled to a total vertical depth of 4,473 feet. A full suite of logs from Weatherford International Ltd. (NYSE: WFT) (“Weatherford”) were run to test the Austin Chalk, Eagle Ford shale Olmos, San Miguel, Anacacho, and Georgetown formations. In addition over 25 cores were taken by the Company. The Company is awaiting core analysis and log interpretation from Weatherford to determine the amount of oil in place and possible completion techniques to stimulate production.

The well was drilled for the Company by Dawsey Operating LLC. Albert Dawsey stated that, “supervising the well and being on location throughout the job, I observed a high level of fluorescence in the drill cuttings from a number of the formations and oil from cores retrieved from the Eagle Ford formation was seeping into the core jars. I want to review the core and log analysis and assimilate it with other petrophysical data we have but based on what I know now I expect to be recommending a completion program on this well to the Company.”

Accumulated petrophysical data indicates that the Murphy Lease sits atop Serpentine plugs with multi-stacked formations such as the Escondido, Olmos, San Miguel, Anacacho, Austin Chalk, Eagle Ford shale, Buda and the Georgetown formations prospective to host hydrocarbons.

Alan Gaines, Director, stated, “We have several stacked targets on the Murphy lease supported by logs and data from Weatherford International. Of significant import, total organic content, permeability and porosity indicate that the Eagle Ford formation on the Murphy lease held by Dyami Energy has similar petrophysical attributes of commercially productive wells within the established oil window of this prolific play.”

The Company’s Murphy lease is located in northeast Zavala County, Texas, and is part of the Maverick Basin of Southwest Texas, downdip from the United States Geological Studies northern boundary of the Smackover-Austin-Eagle Ford total petroleum system. This area is often referred to as the “oil window” of the present Eagle Ford shale play. Data derived from cores, logs and analysis of prior Murphy Eagle Ford wells demonstrates this lease to be well situated in this oil window.

For further information, please contact:

Eagleford Energy Inc.

Investor Relations

info@eagleford.com

Telephone: 832-301-0519

Facsimile: 416-364-8244

About Eagleford Energy Inc.

Eagleford Energy Inc. is a growth orientated oil and gas company with a focus on growing hydrocarbon reserves, cash flow, and net asset value per share through exploration and production of mineral properties in South Texas.

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244